SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                                EMPS Corporation
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                                (Name of Issuer)

                     Common Stock $.001 par value per share
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                         (Title of Class of Securities)

                                    268711108
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                                 (CUSIP Number)



Satco International, Limited                 Ronald Poulton, Esq
Room 304, Arion Commercial Centre            Poulton & Yordan
2-12 Queens Road West                        136 East South Temple, Suite 1700-A
Hong Kong, PRC                               Salt Lake City, Utah 84111
85 22 5454251                                (801) 355-1341
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       (Name, Address and Telephone Number of Person Authorized to Receive
                            Notes and Communications)

                                January 23, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 268711108                                            Page 2 of 5 Pages
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1.  NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Satco International, Limited
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]

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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS (See Instructions)

    WC  OO
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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [ ]
    PURSUANT TO ITEMS 2(d) OR 2(e)

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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Hong Kong
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NUMBER OF           7.      SOLE VOTING POWER 1,486,120
SHARES             -------------------------------------------------------------
BENEFICIALLY        8.      SHARED VOTING POWER 0
OWNED BY           -------------------------------------------------------------
EACH                9.      SOLE DISPOSITIVE POWER 1,486,120
REPORTING          -------------------------------------------------------------
PERSON WITH        10.      SHARED DISPOSITIVE POWER 0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     1,486,120
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12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES                     [ ]
     CERTAIN SHARES (See Instructions)

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.9%
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14.  TYPE OF REPORTING PERSON (See Instructions)

     CO
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

                                  SCHEDULE 13D
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CUSIP No. 268711108                                            Page 3 of 5 Pages
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1.  NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Choy Mow Shan
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]

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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS (See Instructions)

    WC   OO
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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [ ]
    PURSUANT TO ITEMS 2(d) OR 2(e)

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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Hong Kong
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NUMBER OF          7.     SOLE VOTING POWER 1,486,120
SHARES            --------------------------------------------------------------
BENEFICIALLY       8.     SHARED VOTING POWER 0
OWNED BY          --------------------------------------------------------------
EACH               9.     SOLE DISPOSITIVE POWER 1,486,120
REPORTING         --------------------------------------------------------------
PERSON WITH       10.     SHARED DISPOSITIVE POWER 0

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,486,120
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12. CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES                       [ ]
    CERTAIN SHARES (See Instructions)

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.9%
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14. TYPE OF REPORTING PERSON (See Instructions)

    IN
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

                                                               Page 4 of 5 pages

         This Amendment amends the Schedule 13D filed with the Securities and Exchange Commission on August 7, 2003. Unless otherwise stated herein, the
Schedule 13D filed on August 7, 2003, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

         Items 3, 4 and 5 of the Schedule 13D are hereby amended as follows.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         On January 23, 2004, Satco exercised its option and acquired 2,360,308 shares of common stock from a shareholder of the Issuer. Satco acquired the shares in exchange for cash and other assets. The remainder of the option was canceled and Satco has no right to acquire any additional shares from the shareholder.


ITEM 4.  PURPOSE OF TRANSACTION

         On January 26, 2004, Satco sold 847,188 shares of common stock of the Issuer at a price of $2.00 per share in a privately negotiated transaction.

         Except as described in the Schedule 13D as amended by this Amendment, the Reporting Person has not formulated any plans or proposals that relate or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date of this Schedule 13D, Satco beneficially owns 1,486,120 common shares of the Issuer or 4.9% of the currently issued and outstanding common stock of the Issuer. As the principal beneficiary of the nominee shareholders of Satco, Choy may be deemed to beneficially own these shares.

         Other than as disclosed in this Amendment to Schedule 13D, Satco has not made any purchases of common stock of the Issuer during the past 60 days.

         As of completion of the sale of shares by Satco on January 26, 2004, Satco and Choy have ceased to be the beneficial owners of more than five percent of the common stock of the Issuer.



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Satco International Limited

                                           For and on behalf of
                                           SATCO INTERNATIONAL LIMITED
                                           Signed by Modern Secretaries Limited
                                           as Director/Secretary


Date: January 28, 2004                     /s/ Yvonne Kwang
                                           -------------------------------------
                                           Modern Secretaries Limited
                                           Represented by Yvonne Kwang
                                           Authorized Signatory